

Mail Stop 3720

June 21, 2007

<u>**VIA U.S. MAIL AND FAX (630) 798-3799**</u>
Mr. James Dite
Vice President and Controller
Tellabs, Inc.
One Tellabs Center
1415 W. Diehl Road
Naperville, Illinois 60563

> **Re: Tellabs, Inc.**
> **Form 10-K for Fiscal Year Ended December 29, 2006**
> **Filed February 26, 2007**
> **File No. 0-9692**

Dear Mr. Dite:

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Larry Spirgel
                Assistant Director